Jennifer López

Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re: Tipmefast, Inc.

Registration Statement on Form S-1

Filed June 14, 2021

File No. 333-222880

Dear Ms. Lopez;

Please find below the registrant’s responses to your comments.

Registration Statement on Form S-1

General

1. We note your disclosure that "[t]he Shareholders will sell the common stock being registered in this offering at a fixed price of $0.005 per share, until the securities are quoted on the OTC listed on an exchange and thereafter at prevailing market prices or privately negotiated prices." Please indicate here and throughout the prospectus on which OTC Market system you plan to have your shares quoted. Refer to Item 501(b)(3) of Regulation S-K.

Revised to reflect OTC Pinksheets.

2. Please disclose in the body of the prospectus the information required by Item 507 of Regulation S-K, including the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. In this regard, please note that the Selling Shareholder List included as Exhibit 99 in Part II of the registration statement is not delivered to prospective investors. Your revised disclosure should also include, in tabular format: (1) the name of the selling stockholder (2) the amount beneficially owned by each selling stockholder prior to the offering; (3) the amount to be offered for that holder’s account; and (4) the amount and percent to be beneficially owned by that holder following completion of the offering.

Table added to the body as follows:

Selling Shareholder	Amount Beneficially owned before offering	Amount to be offered in the offering	Amount Beneficially owned after offering	Percentage beneficially owned after offering

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3. Please amend your registration statement on Form S-1 to file the exhibits listed in Item 16, including your legal opinion and auditor's consent.

Exhibits included.

Very truly yours,

Raid Chalil

/s/ Raid Chalil

Chief Executive Officer

Tipmefast, Inc.

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